

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2010

By U.S. Mail and facsimile to 219-647-6100

Mr. Robert C. Skaggs, Jr.
Chief Executive Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

      Re: NiSource Inc
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             File No. 001-16189

Dear Mr. Skaggs:

      We have completed our review of your filing and do not have any further comments at this time.

                            Sincerely,
                            /s/ Andrew Mew
                            Accounting Branch Chief